

Tel: 612 9922 0101
Fax: 612 9957 3671

AGL Centre
111 Pacific Highway
North Sydney
NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney
NSW 2059
www.agl.com.au

13 May 2005



BY COURIER
Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 31 March 2005 – 30 April 2004 (inclusive)

6 April 2004	Chairman's Address to Shareholders at EGM
6 April 2004	Resolution of Extraordinary General Meeting
6 April 2004	AGL Shareholders approve $228m return of capital
29 April 2004	IPART hands down final decision on AGL Gas Networks



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/04/2005

TIME: 09:58:00

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders at EGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ADDRESS BY MARK JOHNSON
CHAIRMAN
AUSTRALIAN GAS LIGHT COMPANY

6 April 2005

Good morning Ladies and Gentlemen and welcome to the Extraordinary General Meeting of AGL Shareholders. I am your Chairman, Mark Johnson, and I would like to welcome you all here today.

The meeting today is in addition to the usual Annual General Meeting.

This means that, unlike the Annual General Meeting, today's meeting will not consider the annual financial statements or election of Directors. Instead the business before the meeting is to consider and approve an equal reduction of capital. I will therefore restrict my remarks to the special business that is properly before this meeting.

The purpose of the Extraordinary General Meeting is for Shareholders of the Australian Gas Light Company to consider, and if thought fit, pass a resolution approving the equal reduction of capital of 50 cents per share.

This reduction in capital is part of an overall $515 million capital management program to return capital to Shareholders.

For those Shareholders who attended the last Annual General Meeting in October, you may recall I reported to you that the Board thought some of the cash that would soon be in the Company from the sale of NGC, would be better used by Shareholders than by the Company. The net sale proceeds received in December 2004 were around $778 million.

This money made our already strong balance sheet even stronger. In the opinion of your Directors, the $515 million capital management program will still leave AGL with sufficient financial resources to make any strategic investments or take other opportunities which are likely to present themselves in the next year or two.

In coming to a decision about the make up of the capital management program the Board considered factors such as simplicity, equity of treatment between Shareholders, the availability of franking credits and how tax effective it would be for Shareholders.

We examined several combinations for returning capital such as an off-market share buy-back, a capital return, special dividend and an on-market share buy-back.

Your Board considered that the capital management program the Company announced in February is the most effective and equitable combination of initiatives to return excess funds to you.

In particular, the Board considered that this combination was likely to be more attractive to the widest cross section of AGL Shareholders and would achieve the best results for the Company and its long term Shareholders.

Components of the Capital Management Program

The capital management program has three components. Given that a number of you have asked questions about these components I would like to touch on each of them briefly.

- The first component is a special dividend of 30 cents per share franked to 90 per cent. This was paid to Shareholders on 24 March, along with the interim dividend of 31 cents per share which was also franked to 90 per cent. The special dividend payment resulted in around $137 million being returned to Shareholders. The special dividend does not affect the number of shares on issue in the Company.
- The second component is a capital return of 50 cents per share or approximately $228 million across all issued shares. This is the matter before the meeting today as it requires an ordinary resolution of Shareholders. Like the special dividend, the capital return does not affect the number of shares on issue in the Company.
- The last component is an on-market share buy-back of up to $150 million which is scheduled to commence in May 2005. This program will be implemented in accordance with the ASX Listing Rules. Any shares bought back by AGL's independent broker will be cancelled and will therefore reduce the number of shares on issue in the Company. The Board fixed on $150 million as appropriate because market experience has shown that a buy-back of this amount should be achievable for AGL over an acceptable time frame.

Equal Reduction of Capital – 50 cents per share

It might be sensible at this point to make a few remarks in response to four issues that a number of Shareholders have raised about the matter before today's meeting, that is the 50 cents per share equal reduction of capital. I will take them in turn.

First, how tax effective is the reduction of capital for smaller Shareholders?

AGL applied for a ruling from the Tax Office about the taxation status of the reduction of capital. The Tax Office has given a draft ruling that no part of the 50 cents per share will be deemed to be a taxable dividend. Rather, the capital return will result in a reduction of the cost base for shares held as investments (on capital account). Without taking Shareholders' specific circumstances into account, this means that the capital reduction should be tax free at the time the cash is returned to Shareholders. If Shareholders subsequently decide to sell their shares, any taxable capital gain on the sale would be calculated using this lower cost base.

Secondly, Shareholders have asked specifically about the "record date" and its significance.

To participate in the capital reduction and be eligible for the capital return you must be registered as the holder of shares in AGL on the "record date" of 13 April 2005. This date is when AGL's Share Registry is closed for administrative purposes to determine which Shareholders are entitled to the capital return. The last day on which you can purchase AGL shares and still participate in the capital return is today. AGL shares will trade "ex capital return" from tomorrow. If approved by Shareholders the capital return will be paid on 29 April.

Thirdly, Shareholders have asked about the relationship between the capital return and the on-market share buy-back.

These two components of the capital management program are independent of each other. They operate differently and, as I explained earlier, have a different effect. The capital return reduces Shareholders' Funds on the balance sheet but does not change the number of shares on issue. By comparison, the on-market share buy-back reduces the number of AGL shares on issue as various Shareholders sell their shares to AGL after which they are cancelled.

Finally, Shareholders have asked about the impact of the reduction of capital on the share rights of around 100 AGL senior employees issued under the Company's Long Term Incentive Plan.

Under the Incentive Plan employees are issued with share rights which vest over three years. For example, in 2003 and 2004 senior employees were issued with rights that vest progressively to 30 June 2008.

The value of these rights will be diminished by both the reduction of capital (50 cents per share) and the special dividend (30 cents per share). Your Board has determined to maintain the value of these share rights by making a cash payment of 80 cents per share right. This will be made at the time those rights vest. This puts those employees in the same position they were in when the initial share rights were issued to them under the incentive plan. In the view of the Board this is appropriate and consistent with the terms of the plan. The total monetary amounts to all 100 participants are approximately $232,000 in 2006, $268,000 in 2007 and $142,000 in 2008.

In the view of your Board the reduction of capital is fair and reasonable to all Shareholders and does not prejudice creditors. In addition the Board believes that the reduction of capital is in AGL's best interests.

To improve returns to all Shareholders and maintain the Company's position as a leader in the energy industry, AGL aims to be the lowest cost and most efficient energy company in Australia. This drive for efficiency must be combined with excellent customer service standards.

AGL continues to explore opportunities to invest in power generation and in upstream gas supplies. The object here is to reduce the cost and price volatility of the wholesale electricity and gas AGL on-sells to more than three million customers.

Conditions in energy markets will remain extremely competitive. The lack of a national energy market leads to inefficiencies and risks, which raise costs to all consumers.

Within this framework AGL has strong cash flows and a strong balance sheet, to allow it to develop sensible strategic opportunities. It has a strong management team focussed on continual improvement of the Company's operations.

Completion of the capital management program would leave AGL with an unchanged "A" credit rating and a gearing ratio of around 29%. In the Board's view the capital management program will not hinder AGL's capacity to seek improved earnings performance and strategic growth.

Conclusion

It only remains for me, on behalf of the Board, to thank you for attending and demonstrating your continuing interest in AGL by taking part in this Meeting.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/04/2005

TIME: 10:39:37

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Extraordinary General Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9921 0101
Fax: 02 9921 2751

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

6 April 2005

The Australian Stock Exchange
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

In accordance with the Listing Rules we confirm that the resolution put to the Extraordinary General Meeting of the Company at 10.00am today was carried by a show of hands.

The Resolution referred to is set out in full in the Notice of Meeting sent to Shareholders and to the ASX.

For the record, the following proxies were cast in relation to the resolution:

Resolution	For	Against	Discretionary	Abstain
"For the purposes of section 256B and section 256C(1) of the Corporations Act 2001 (Cth), approval is given for the Company to reduce its share capital by paying to each person who is a Shareholder of the Company at 7pm on 13th April 2005 (Record Date) the amount of $0.50 per share held by that person on the Record Date."	190,298,552	543,234	9,470,221	48,777,584

Yours faithfully,

Jane McAloon
Company Secretary



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/04/2005

TIME: 10:41:58

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Shareholders approve $228m return of capital

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9921 0101
Fax: 02 9921 2751

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

6 April 2005

AGL shareholders approve $228 million return of capital

The Australian Gas Light Company (AGL) announced that at an Extraordinary General Meeting of the company held earlier today, Shareholders had voted in favour of a $228 million return of capital.

AGL Shareholders, as at the record date of 13 April, will receive a 50 cents per share return of capital payable on 29 April 2005.

AGL Chairman Mark Johnson said, "It is pleasing that AGL Shareholders have endorsed the Company's capital return proposal which forms part of a three-pronged Capital Management Program totalling $515 million.

"The Board believes this Capital Management Program strikes the right balance between returning excess capital to Shareholders and retaining funds for potential new growth," Mr Johnson said.

The other elements of the Capital Management Program are a special dividend of 30 cents per share franked to 90 per cent that was paid to Shareholders in March (total $137 million) and a $150 million on-market share buy-back that is expected to commence in May.

Media Enquiries:
Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investor Enquiries:
Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/04/2005

TIME: 14:46:20

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

IPART hands down final decision on AGL Gas Networks

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9921 0101
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

29 April 2005

IPART hands down final decision on AGL Gas Networks

The Australian Gas Light Company (AGL) notes today's release of the Independent Pricing and Regulatory Tribunal's (IPART) Final Decision on the AGL Gas Networks Access Arrangement for 2005-2010. This Final Decision follows IPART's Draft Determination in December 2004 and is broadly in line with AGL's expectations.

AGL Managing Director Greg Martin said, "AGL notes that the reduction in distribution tariffs is a result of reductions in real interest rates since IPART's previous Final Decision in 2000, as well as improvements in operating efficiencies and growth in customer numbers that AGL has been able to achieve since that time."

The Final Decision determines overall revenue, services, terms and conditions for access to AGL's gas distribution network in NSW for the five years commencing 1 July 2005.

AGL will now submit a full list of revised distribution tariffs as part of its Final Gas Networks Access Arrangement by 10 June 2005.

Further enquiries:

Media
Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711